

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 17, 2009

Via U.S. mail and facsimile

Mr. Bruce Wasserstein
Chairman and Chief Executive Officer
Lazard Ltd and Lazard Group LLC
30 Rockefeller Plaza
New York, NY 10020

RE: **Form 10-K for the fiscal year ended December 31, 2007**
   Form 10-Q for the period ended September 30, 2008
   Lazard Ltd and Lazard Group LLC
   File Nos. 001-32492 and 333-126751
   Lazard Ltd Definitive Proxy Statement Filed March 24, 2008

Dear Mr. Wasserstein:

   We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

   You may contact Dietrich King, Attorney, at (202) 551-3338 or, in his absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief